ABIVAX Code of Market Conduct concerning the confidentiality of information and the prevention of insider dealing

Note: Translation into English for information purposes only

Dated March 19, 2026

Introduction

Shares in Abivax SA (“Abivax” or the “Company”) are admitted to trading on the regulated Euronext Paris market and in the form of American Depositary Shares/Receipts (ADS), on the Nasdaq Global Market in the United States. The Company is therefore required to comply with the regulations applicable to:
-the processing of “Inside Information”;
-the prevention of market offences by persons in possession of Inside Information; and
-Transactions in the Company’s securities.

The Company’s objective is to ensure compliance with all of these rules, the purpose of which is to protect market integrity, and to follow recommendations made by the market authorities concerning the management of risk associated with the possession, disclosure and use of Inside Information.

Therefore, this Code of Market Conduct (the “Code”) sets out the market regulations applicable to the Members of Abivax and, generally, to all other persons who need to be aware of it. It will be sent to all persons likely to be classed as “Occasional Insiders”, who will be informed of the reason why they have been classed as such.

The Code therefore draws the attention of the Members of Abivax to:
(i)the market laws and regulations in force as well as the administrative and criminal sanctions imposed for failure to comply with those laws and regulations; and
(ii)the preventive measures implemented to enable everyone to invest in Financial Instruments in accordance with the rules governing market integrity.

These rules come mainly from (i) the European Regulation of 16 April 2014 on market abuse, which came into force on 3 July 20161 (the “Market Abuse Regulation”), the relevant implementing decrees, and the positions and recommendations of the ESMA and the AMF and (ii) the Securities Exchange Act of 1934, as amended, from its rules of application, as adopted by the Securities and Exchange Commission (the “SEC”) and from the jurisprudence of the United States federal courts.

Capitalised terms that are not defined elsewhere in this Code have the meaning given to them in Annex 1.

IMPORTANT
Each Member of Abivax must read and comply with this Code and ensure that their investment activities and, generally, the Transactions executed by them in the Financial Instruments of the Company or third parties, comply with the regulations in force.

Failure to comply with this Code or, generally, with the regulations in force, could result in criminal, administrative, civil or disciplinary sanctions. Individuals who do not work for Abivax are required to comply with market regulations but will not receive this Code.

The actions of each and every Member of Abivax could affect the Company’s image in the eyes of our partners and members of the public. Furthermore, Members of Abivax may enter into management mandates in relation to the Company’s Financial Instruments in order to protect themselves against the risk of executing Transactions which do not comply with the regulations in force or with this Code.

1 Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse.

Please do not hesitate to contact our designated “Point of Contact”, Mr Didier Blondel ([***]), for any additional information concerning the interpretation, use or enforcement of this Code.

Contents

1.General principles of financial communication
The Company must disclose to the public, “as soon as possible”, any Inside Information which directly concerns the Company.
However, the Company may postpone the public disclosure of such information subject to the exceptions provided for by the Market Abuse Regulation, as set out in Section 2.1 of this Code.
The purpose of Abivax’s financial communication policy is to ensure the effective, full and timely dissemination of accurate, precise and true information, which must be communicated to market players at the same time.
Only authorised persons within the Company are permitted to provide information concerning the Company to the financial market, either in the press or in any other media.
In addition to the non-disclosure obligation referred to in Section 3 below, the Company implements quiet periods of 15 days before publicly disclosing its annual and half-yearly results, and quarterly results, so as not to risk communicating fragmented financial information. During these periods, the Company generally refrains from contacting the financial community (financial analysts and investors), but is nevertheless required to provide the market with information pursuant to its ongoing information obligation during these quiet periods.

2.Inside Information
2.1Definition
Inside information (“Inside Information”) is information which directly or indirectly concerns the Company or one or more of its Financial Instruments:
-which is of a precise nature;
-which has not been made public; and
-which, if it were made public, would be likely to have a significant effect on the price of those Financial Instruments or on the price of related derivative Financial Instruments.
a)Information is deemed to be “of a precise nature” if:
-it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred or which may reasonably be expected to occur; and
-it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the price of the relevant Financial Instruments.
b)Information must only be deemed “public” if it has been disclosed by the Company and/or has been lawfully made public.2
2 In compliance, in particular, with the dispositions of the Commission Implementing Regulation (EU) 2016/1055 of June 29, 2016 laying down implementing technical standards with regard to the technical means for appropriate public disclosure of inside information and for delaying the public disclosure of inside information in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council.

Please be advised that the publication in the press or in any other media of rumours concerning information which has not been officially “publicly” confirmed by the Company remains inside information.
The Company is required, as a matter of principle, to make public, as soon as possible, any Inside Information which concerns it. The Company may nevertheless decide to postpone the public disclosure of Inside Information, providing that each of the following three requirements are fulfilled:
i)an immediate public disclosure would potentially harm the Company’s legitimate interests;
ii)postponing a public disclosure would not be likely to mislead the public; and
iii)the Company is able to ensure that the information remains confidential.
In such scenario, the Company must estimate the date on which it must publicly disclose the Inside Information. The Company is therefore required to implement adequate internal procedures in order to protect the data which it may use in the future to prove that the requirements for postponing the public disclosure of Inside Information have indeed been satisfied.
If the requirements for postponing a public disclosure cease to be satisfied, the Company must make the information public and immediately notify the AMF of the public disclosure of Inside Information which it had previously decided to postpone.
c)Sensitive information, which is to say, information which is likely to have a significant effect on the price of the Financial Instruments or on the price of related derivative Financial Instruments may be defined as information which a reasonable investor would be likely to use as part of the basis of their investment decisions.

The Company will take appropriate steps in order to prevent the undue circulation of Inside Information and reduce the number of persons who have access to Inside Information, by limiting the number of people who attend meetings, using code names for transactions, regularly checking IT access rights and having the persons concerned sign non-disclosure letters.
The Company also restricts data rooms solely to material transactions, as data rooms involve, or could potentially involve, the transmission of Inside Information.
Access to Inside Information is on a need-to-know basis, according to the duties and responsibilities of the relevant person.

2.2Examples of Inside Information
In practice, and by way of a non-exhaustive guide, the following can be deemed Inside Information, provided that it has not been made public:
-information which concerns the Company’s quarterly, half-yearly or annual results, forecasts concerning the Company’s cash runway and, generally, any anticipated change to a financial aggregate and any report which shows a significant discrepancy compared to the forecasts communicated by the Company or the market consensus;
-any plan to dispose of or acquire Company assets for €10 million or more, any plan for the Company to merge or enter into a material partnership (including any M&A transaction), as well as any draft material agreement or contract (including any licence concerning any of the Company’s products);
-any legal proceedings, dispute, financial transaction (such as a capital increase, bank financing or a bond issue) or restructuring likely to have a significant effect on the Company’s financial position;

-the results of a clinical trial conducted by the Company, a material change to the Company’s product portfolio, the chances of obtaining marketing authorisation for a product, any important notification from a regulatory authority concerning a clinical trial (such as a clinical hold) and any material information concerning the safety of the Company’s products; and
-any plan to replace the Company’s Chief Executive Officer or material change to its management team or governing bodies.
2.3Defining Inside Information
The Company is responsible for determining whether information in its possession, and which concerns the Company directly or indirectly, is likely to constitute Inside Information.
For this purpose, the Company has adopted internal procedures to ensure the reporting of Inside Information and has determined its own specific criteria, by defining materiality thresholds and identifying events which must be subject to close scrutiny in order to determine whether information is inside information or not.
The Company has appointed a Point of Contact who is in charge of enforcing these criteria.
Anyone who receives information which is likely to be considered as inside information must immediately inform the Point of Contact who, following a discussion with the Board of Directors and (if necessary) the Company’s advisers, will issue an opinion as to whether he believes that the information is “inside” information, and will consider the consequences of disseminating the information.
The Point of Contact will then inform the person concerned of his opinion. If the information is considered to be inside information, the Point of Contact will notify the person of their inclusion on the Company’s insider list.

Information should only be classified as Inside Information if all of the criteria set out in Section 2.1 above have been fulfilled.
2.4Insider lists
Pursuant to the Market Abuse Regulation, the Company is required to draw up a list of all persons who have access to inside information and who work for the Company under a contract of employment, or otherwise perform tasks through which they have access to inside information, such as advisers or accountants.
These insider lists are kept by the Company for at least five years after they were drawn up or updated, and are intended to protect market integrity and permit the monitoring of Inside Information within the Company. They are confidential, but must be provided to the AMF upon request.
Pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation), each person who is included on an insider list may exercise their right to access their personal data and to rectify any incorrect data by contacting the Data Protection Officer, Mr. Didier Blondel.
Each person who is included on an insider list will be notified by the Company of their inclusion and provided (if necessary) with information on the obligations and sanctions imposed on holders of Inside Information.

By countersigning this Code, you confirm that you have familiarised yourself with the Company’s obligations to draw up an insider list using the template attached as Annex 2 to this Code.
You agree to provide the information needed to include you on the Company’s insider list and therefore acknowledge that you are aware of the obligations imposed by law and regulations, and of the sanctions applicable to Insider Dealing and the unlawful disclosure of Inside Information.

3.Non-disclosure obligations
Any Member of Abivax who possesses Inside Information must refrain from disclosing it to any other person, including within the Company, other than in the ordinary course of their work, occupation or duties, providing that they first take steps to ensure that the recipient of Inside Information is bound by a legal, statutory, regulatory and/or contractual non-disclosure obligation.
The Inside Information must therefore not be disclosed to anyone, including within the Company, who does not require such information in order to carry out their work or tasks.
Furthermore, it is strictly prohibited to disseminate information or to spread rumours, in the media or by any other means, which gives, or is likely to give, false or misleading information about the Financial Instruments and/or the position, results or prospects of the Company. No interview, meeting or discussion with the press, investors or financial analysts may be held without the prior consent of a communications officer within the Company or the Point of Contact.
Furthermore, the Company is not required to respond to any rumours which concern it. Therefore, all Members of Abivax must refrain from commenting on any rumour which concerns the Company, if the rumour has not been confirmed or denied by the Company.
If the rumour is sufficiently precise and if it explicitly refers to Inside Information the public disclosure of which has been postponed, the Company must promptly disclose the Inside Information, as the confidentiality of the information is no longer guaranteed.

All Members of Abivax are required to notify the Point of Contact immediately upon becoming aware of the disclosure or suspected disclosure of Inside Information (for example at an internal or external meeting).

4.Abstention obligations applicable to Insiders
4.1.General abstention obligation
Any Member of Abivax who possesses Inside Information must refrain from the following until the information has been made public:
(i)using or attempting to use the Inside Information by buying or selling, for their own account or for the account of a third party, directly or indirectly, Financial Instruments of the Company to which the Inside Information relates (“Insider Dealing”). Using Inside Information to cancel or amend an order concerning a Financial Instrument to which the Inside Information relates is also deemed to constitute Insider Dealing if the order was placed before the person concerned obtained the Inside Information; and
(ii)making a recommendation or inducing another person to engage in Insider Dealing. Using a recommendation or inducement with the knowledge that it is based on Inside Information also constitutes Insider Dealing.

If the third person to whom a recommendation is made is a legal person, the above abstention obligations also apply to the natural persons who decide to carry out the acquisition, disposal, cancellation or amendment of an order on behalf of the legal person concerned.

All Members of Abivax must therefore refrain from executing any transaction and from using any recommendation or inducement for as long as the Inside Information in their possession remains Inside Information (e.g., for as long as it has not been disclosed to the public or the project has not been abandoned).
Any Member of Abivax who possesses Inside Information must notably refrain from imparting the Inside Information to persons close to them (including Persons Closely Associated) and, generally, to any person who, owing to their relationship with Members of Abivax, could be suspected of having relied on Inside Information.
Any Member of Abivax who has any doubts about the information which they are authorised to disclose, particularly during an oral presentation or in a written presentation, may seek advice from the Point of Contact. In case of doubt or if the Point of Contact does not reply immediately, the information must not be disclosed.

4.2.Blackout periods
4.2.1General rules
In addition to the general abstention obligation described in Section 4.1 above, and even if they are not in possession of Inside Information, every Person Discharging Managerial Responsibilities as well as every Permanent Insider and every Occasional Insider must refrain from executing Transactions in the Company’s Financial Instruments, for their own account or for the account of a third party, directly or indirectly:
(i)for a period of 30 calendar days prior to the date on which the Company publishes its annual and half-yearly results, including the date of publication; and
(ii)for a period of 15 calendar days prior to the date on which the Company voluntarily publishes quarterly financial information, including the date of publication.
It should be noted that, under exceptional circumstances, these periods could begin earlier than the dates indicated above, in which case every Person Discharging Managerial Responsibilities as well as every Permanent Insider and every Occasional Insider would be so informed (this information could constitute Inside Information).
The financial calendar containing the dates on which the Company plans to publish financial information is prepared annually by the Board of Directors and published on the Company’s website.
A form of blackout notice is attached as Annex 3 to this Code.

All persons who have regular or occasional access to Inside Information are required to fulfil these obligations of abstention during Blackout Periods.

4.2.2Exceptions
The Company may authorise a Person Discharging Managerial Responsibilities to trade during a Blackout Period, for their own account or for the account of a third party:
-on a case-by-case basis due to exceptional circumstances, on the understanding that circumstances are considered as exceptional if they are extremely urgent, unforeseeable and compelling, if they were not caused by the Person Discharging Managerial Responsibilities concerned and if they are beyond the latter’s control (such as serious financial issues which require the immediate sale of shares); or
-due to the specific nature of the trade concerned for transactions executed in the context of, or in relation to, a shareholding system or an employee savings scheme, the completion of formalities or the exercise of rights attached to the shares, or transactions that do not involve a change in ownership of the relevant security. In particular, the Company authorizes trades by a Person Discharging Managerial Responsibilities during a Blackout Period in the framework of a pre-established “sell to cover process” with the Company’s depositary (Uptevia) connected to the issuance of shares to such Person Discharging Managerial Responsibilities under a free share plan.

The Person Discharging Managerial Responsibilities must submit their request in writing, give the reason for the request and describe the proposed Transaction. The request must be sent to the Point of Contact, who will issue his reply within eight business days of receipt of the request, following consultation with the Board of Directors and the Company’s advisers.
When the Point of Contact determines whether the circumstances described in the written request are exceptional, he will determine whether and to what extent the Person Discharging Managerial Responsibilities:
-is bound, at the time of submitting their request, by a financial commitment or an enforceable claim; or
-is required to make, or has put themselves in a situation prior to the beginning of the Blackout Period as a result of which they must make, a payment to a third party, including a tax liability, and cannot reasonably fulfil a financial commitment or claim other than by an immediate sale of shares.
In any case, the Person Discharging Managerial Responsibilities to whom permission is given must refrain from engaging in Insider Dealing under any circumstances.
Section 4.2.2 of this Code also applies, in the same circumstances, to Permanent Insiders and Occasional Insiders, who must comply with the statutory Blackout Period pursuant to Section 4.2.1 above.
4.3.Specific terms applicable to stock options (if applicable)
Stock options may not be granted:
-less than 20 trading sessions after the detachment of the shares from a coupon which entitles its holder to a dividend or a capital increase;
-during the 10 trading sessions before and after the date on which the Company’s consolidated (annual or half-yearly) financial statements are made public; or
-during the period between the date on which the Company’s corporate bodies become aware of Inside Information and the date on which the information was made public.
The foregoing provisions will apply solely in the event that the Company decides to implement a stock option plan in the future.

4.4.Specific terms applicable to free shares (if applicable)
The periods of abstention referred to above are without prejudice to the specific period of abstention provided for by the regulations applicable to allotments of free shares, which state that free shares may not be transferred at the end of the lock-up period:

-for a period of 30 calendar days prior to the date on which the Company publishes its annual and half-yearly results, including the date of publication; or
-during the period between the date on which the Company’s corporate bodies become aware of Inside Information and the date on which the information was made public3.
It is specified that the foregoing provisions shall not apply to sales of shares executed at the end of the acquisition period of free shares in the framework of a pre-established “sell to cover process” with the Company’s depositary (Uptevia).
5.Notification and lock-up obligations
5.1Major shareholding notification to the Company and the AMF in relation to thresholds laid down by law
Any Member of Abivax, acting alone or in concert, who acquires, by any means, directly or indirectly, a number of shares representing more than 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% or 95% of the Company’s share capital or voting rights is required to notify the Company and the AMF accordingly.
The notification made to the Company must state the nature of the transaction (purchase or sale) as a result of which the applicable threshold has been exceeded, as well as the total number of shares and voting rights held before and after the transaction. It must be sent by registered letter (with acknowledgement of receipt requested) to the registered office before the close of trading on the fourth trading day after the date on which the shareholding threshold was exceeded.
In order to make a notification to the AMF, the standard major shareholding notification and letter of intent must be completed (the Company may also complete it on the relevant person’s behalf). The form must be sent by e-mail, before close of trading on the fourth trading day after the date on which the shareholding threshold was exceeded, to the following address: declarationseuil@amf-france.org.
If these obligations are not fulfilled, the person concerned will forfeit the voting rights attached to the number of shares over and above the percentage not notified as required, for any general shareholders’ meeting held within two years of the date a notification is made.

5.2Major shareholding notification to the Company in relation to thresholds imposed under the Articles of Association
Any Member of Abivax who is also a shareholder of the Company, acting alone or in concert, and who acquires, by any means, 2% or more of the Company’s share capital or voting rights, or any multiple of that percentage, must notify the Company accordingly.
The notification must state the nature of the transaction (purchase or sale) as a result of which the applicable threshold has been exceeded, as well as the total number of shares and voting rights held before and after the transaction.
The notification must be sent to the Company by registered letter (with acknowledgement of receipt requested) to the registered office before close of trading on the fourth trading day after the date on which the shareholding threshold was exceeded.
If this obligation is not fulfilled, the person concerned may forfeit the voting rights attached to the number of shares over and above the percentage not notified as required, for any general shareholders’ meeting held within two years of the date a notification is made in accordance with the Company’s Articles of Association.
3 Article L. 22-10-59 of the French Commercial Code.

5.3Notifications made by Persons Discharging Managerial Responsibilities and persons closely associated to them
Persons Discharging Managerial Responsibilities and persons closely associated to them (Persons Closely Associated) are required to notify the Company and the AMF, by e-mail, of any Transaction executed by them or by a third party acting on their behalf in the Company’s Financial Instruments (as listed in Annex 4 to this Code), within three business days following the date of the Transaction, if the total amount of the Transactions executed in the relevant calendar year exceeds €50,000.
It is not necessary to combine Transactions executed by Persons Discharging Managerial Responsibilities and Transactions executed by Persons Closely Associated to them in order to calculate this threshold.
The notification must be sent to the AMF within the above time limit, exclusively in electronic format, via an extranet system called “ONDE”, which is accessible on the AMF’s website at the following address:
https://onde.amf-france.org/RemiseInformationEmetteur/Client/PTRemiseInformationEmetteur.aspx
The filing of information with the AMF via ONDE requires the use of an account and associated login details. Such details can be obtained by creating an account at the above address. Notifications may be sent by a third party on behalf of the persons required to make them. The identity of the third party must be clearly stated in the notification accessible on the AMF’s website.
Notifications must be completed under the responsibility of the person making them and are not examined by the AMF prior to publication. Notifications may be examined by the AMF in the future and are made public by the AMF.
Notifications made by Persons Discharging Managerial Responsibilities and Persons Closely Associated to them must also be sent to the Company within the same timeframe.
Persons Discharging Managerial Responsibilities must send the Company, and update, if necessary, a list of the Persons Closely Associated to them. They are also required to notify the Persons Closely Associated to them in writing of their notification obligations and to keep a copy of that notice.
6.Compliance with this Code
6.1.The Point of Contact
The Point of Contact oversees compliance with this Code, on the understanding that each Permanent and Occasional Insider is ultimately responsible for complying with the applicable regulations.
In the context of his work, the Point of Contact is notably responsible for:
-informing Permanent and Occasional Insiders in advance of Blackout Periods resulting from the publication of the Company’s financial information, according to the specified annual publication dates;
-receiving notifications made pursuant to the notification obligations referred to in Section 5 above;
-informing the Company’s Board of Directors as soon as possible of any breach of this Code and of market regulations;
-drawing up a list of Insiders, in the standard form attached as Annex 2 to this Code, based on the information provided to him, ensuring that the list is kept up to date, sending it to the AMF upon request and keeping it for five years from the date it was drawn up and updated;
-informing Insiders of their inclusion in each section of the above list;

-drawing up and keeping up to date a list of Persons Discharging Managerial Responsibilities and Persons Closely Associated to them, based on the information provided to him; and
-providing, upon request, an advisory opinion prior to any Transaction in the Company’s Financial Instruments.
In the performance of his work, the Point of Contact may, at his discretion, be assisted by the Company’s external legal adviser.
Any opinion given by the Point of Contact will be given solely in an advisory capacity, as the person concerned is ultimately responsible for deciding whether to execute a Transaction in the Company’s Financial Instruments. Sanctions could be imposed on the person concerned if they fail to fulfil their statutory obligations, irrespective of the opinion of the Point of Contact.
6.2.Information obligations
To ensure compliance with this Code within the Company, you must take steps to prevent a breach of the Code, in particular by:
-informing the Point of Contact of any project, which has not yet been made public and which could inherently constitute Inside Information and, in such scenario, providing him or having a third party provide him with a list of the persons informed as the project progresses;
-having all employees and third parties who work on sensitive matters or matters involving Inside Information sign a non-disclosure letter drawn up in agreement with the Point of Contact;
-informing the Members of Abivax who work on sensitive matters of the existence and content of this Code and having them sign a letter in which they agree to comply with this Code; and
-promptly notifying the Point of Contact if any Inside Information has been transmitted to a person not included on an insider list.
In case of doubt, you are reminded that you must seek advice from the Point of Contact on the type of transactions you are planning to carry out in the Financial Instruments and seek his advice in advance.
Please also be aware that these preventive measures will not exempt you in any circumstances from criminal liability if an infringement is observed.
In addition to this Code, the Company will also provide regular training on the topic of Insider Dealing.

7.Sanctions
Persons who do not comply with the rules relating to the use and disclosure of Inside Information risk, either administrative penalties handed down by the AMF and the SEC, or criminal penalties handed down by the French or American federal judicial authorities, as well as disciplinary sanctions within the Company.
7.1French criminal sanctions for insider dealing
Insider Dealing carries a penalty of five years’ imprisonment and a fine of €100 million. The fine may be increased to ten times the illegal gain and will not be less than the amount of such illegal gain4.
The fine imposed on legal persons is capped at the higher of the following: €500 million, ten times the amount of the illegal gain or 15% of consolidated turnover5.
7.2French administrative sanctions for insider dealing
4 French Monetary and Financial Code, Articles L. 465-1 to L. 465-3.
5 French Monetary and Financial Code, Article L. 465-3-5.

Insider Dealing may carry a fine of €100 million, which may be increased to ten times the illegal gain if this can be established6.
The fine imposed on legal persons may be increased to 15% of the legal person’s consolidated turnover7.
7.3Disciplinary sanctions
Any violation of this Policy and of these rules or the law on insider trading or insider misconduct by a Member of Abivax, Permanent Insider, Occasional Insider, or Person Discharging Managerial Responsibilities (including Persons Closely Associated, in each case), may lead to measures up to the dismissal or discharge of the person concerned.
The commission of insider trading or insider misconduct is the responsibility of the one who commits it. Abivax may not be held liable in place of the person who committed such an act. In this regard, the Company is not intended to assume the fines to which its collaborators may be liable.
Anyone found in violation of the information contained in this Policy or having knowledge of the commission of such an offence by another person, must immediately inform the Point of Contact, who will take all appropriate measures internally and in relation to the market authorities.
* *
*
6 French Monetary and Financial Code, Article L. 621-15 III c).
7 French Monetary and Financial Code, Article L. 621-15 III bis.

Letter of agreement

(All Insiders and other recipients of this Code must complete and sign this letter and send it to Mr Didier Blondel)

I, the undersigned,

(insert first name, surname and position)

have read Abivax’s Code of Market Conduct and agree to comply with the Code at all times.

Place: ……………………. Date:…………………….

Annex 1: Definitions

For the purposes of this Code, capitalised terms and expressions shall have the following meaning:

AMF	means the Autorité des Marchés Financiers (the French Financial Markets Authority).
Blackout Period(s)	has the meaning ascribed to it in Section 4.2 of this Code.
Corporate Officers	means the members of the Board of Directors.
ESMA	means the European Securities and Markets Authority.
Financial Instruments
means:
(i)the shares, bonds and transferable securities issued or to be issued by the Company, including founders’ warrants (bons de souscription de parts de créateur d’entreprise), share warrants (bons de souscription d’actions) and free shares;
(ii)the rights that may be separated from the securities referred to in point (i), particularly preferential subscription and allotment rights;
(iii)any derivative or financial instrument linked to the rights or securities referred to in points (i) and (ii) above, particularly securities that give access to the Company’s share capital and futures (including equivalent cash-settled instruments, swaps and options, including stock options in particular).

Inside Information	has the meaning ascribed to in Section 2 of this Code.
Insider(s)	means any person who may or may not work for the Company, and who possesses Inside Information which concerns the Company.
Insider Dealing	has the meaning ascribed to it in Section 4 of this Code.
Member(s) of Abivax
means the Persons Discharging Managerial Responsibilities and any employee, including employees whose services are made available to another company and temporary employees, and any other agent of Abivax.

Occasional Insider(s)
means persons who occasionally have access to Inside Information which concerns the Company. These persons may belong to two categories:
-persons within the Company, such as employees, who have access to Inside Information due, for example, to their involvement in a project or transaction;

-third parties acting in the name or on behalf of the Company, who have access to Inside Information in the context of their business relationships with the Company at the time of preparation or performance of an occasional transaction, such as service providers, including lawyers and financing and investment banks, who, for example, work with the Company on a transaction or proposed transaction, or a communications agency appointed in respect of the transaction.

Permanent Insider(s)	means all persons who, owing to the nature of their duties or position, have permanent access to Inside Information which concerns the Company.
Persons Closely Associated
means the persons who have close personal links to a Member of Abivax, namely:
(i)their spouse who shares the same household or their civil partner;
(ii)children over whom they exercise parental authority or who live with them permanently or alternately, or for whom they are effectively and permanently responsible;
(iii)blood relatives and relatives by marriage who have shared the same household for at least one year on the date of the transaction concerned;
(iv)legal persons, trusts or partnerships, the managerial responsibilities of which are discharged by them or by a person referred to in point (i), (ii) or (iii) above;
(v)legal persons, trusts or partnerships that are controlled, directly or indirectly, by them or by a person referred to in point (i), (ii) or (iii) above;
(vi)legal persons, trusts or partnerships that haven been incorporated or set up for their benefit or for the benefit of a person referred to in point (i), (ii) or (iii) above;
(vii)legal persons, trusts or partnerships whose economic interests are substantially the same as their own or as those of a person referred to in point (i), (ii) or (iii) above.

Persons Discharging Managerial Responsibilities	means Corporate Officers and Similar Persons.
Point of Contact	has the meaning ascribed to it in the Introduction and in Section 2.3 of this Code.
Similar Person(s)
means any person similar to a Corporate Officer who, on the one hand, has the power within the Company to make management decisions concerning the Company’s development and strategy and who, on the other hand, has regular access to Inside Information which directly or indirectly concerns the Company.

Transaction
means, in particular, any acquisition, disposal, subscription, exchange or conversion of Financial Instruments, immediately or in the future, on the market or over the counter, the entering into of an undertaking to acquire or dispose of Financial Instruments, any derivatives transaction for which the underlying assets are Financial Instruments, any hedging transaction that results in the acquisition or transfer of the economic risk associated with Financial Instruments, which is executed directly or indirectly by a person for their own account or for the account of a third party.
The foregoing also applies to the exercise of stock options and the sale of securities resulting from the exercise of stock options and, generally, all transactions covered by the regulations in force.

Annex 2: Template sections of insider list
in accordance with Commission Implementing Regulation (EU) 2016/347 of 10 March 2016 laying down implementing technical standards with regard to the precise format of insider lists and for updating insider lists

Annex 3: Form of blackout notice

Annex 4: Excerpt from Commission Delegated Regulation (EU) 2016/522 of 17 December 2015 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council as regards … the competent authority for notifications of delays, the permission for trading during closed periods and types of notifiable managers’ transactions